PE 11/13/2014

Received SEC

NOV 13 2014

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14008564

NO ACT

November 13, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 11-13-14

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.

Dear Mr. Wirtz:

This is in regard to your letter dated November 10, 2014 concerning the shareholder proposal submitted by Thomas Strobhar for inclusion in AT&T's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that AT&T therefore withdraws its November 4, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Thomas Strobhar

*** FISMA & OMB Memorandum M-07-16 ***

at&t

Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

November 10, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: 2015 Annual Meeting of AT&T Inc.
Stockholder Proposal Submitted by Thomas Strobhar

Dear Sir or Madam:

We have received the attached correspondence from Thomas Strobhar indicating he has withdrawn the above proposal. Accordingly, AT&T withdraws its notice under Rule 14a-8(j), dated November 4, 2015, of its intent to exclude the proposal.

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,

Wayne Wirtz

Enc.

cc: Thomas Strobhar (via e-mail: tstrobhar@gareppleinvestments.com and *** FISMA & OMB Memorandum M-07-16 ***

LUTHY, KATHERINE J (Legal)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 07, 2014 9:54 AM
To: LUTHY, KATHERINE J (Legal)
Cc: edward.kamonjoh@issgovernance.com; shareholderproposals@sec.gov
Subject: Re: Shareholder proposal submitted to AT&T Inc. by Thomas Strobhar

Dear Ms. Luthy:

I am formally withdrawing my shareholder proposal. My wife inadvertently deleted the earlier communication, thus preventing me from responding in a timely manner.

Sincerely,

Thomas Strobhar

-----Original Message-----
From: LUTHY, KATHERINE J (Legal) (Legal) <kl9791@att.com>
To: shareholderproposals <shareholderproposals@sec.gov>
Cc: tstrobhar*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tue, Nov 4, 2014 10:44 am
Subject: Shareholder proposal submitted to AT&T Inc. by Thomas Strobhar

Pursuant to Rule 14a-8(j), please find AT&T's notice of intent to exclude the shareholder proposal of Thomas Strobhar from AT&T's 2015 proxy materials.

Best regards,

Kate Luthy
Area Manager - SEC Compliance
Phone: 214-757-4666
E-mail: Katherine.j.luthy@att.com

Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

November 4, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: 2015 Annual Meeting of AT&T Inc.
Stockholder Proposal Submitted by Thomas Strobhar

Dear Sir or Madam:

This letter and the accompanying material are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a stockholder proposal (the "Proposal") from Thomas Strobhar (the "Proponent") for inclusion in AT&T's 2015 proxy materials. This letter, together with the Proposal and the related correspondence, is being submitted to the Staff via e-mail in lieu of mailing paper copies. For the reasons stated below, AT&T intends to omit the Proposal from its 2015 Proxy Materials.

A copy of this letter and the attachments are being sent concurrently via e-mail to the Proponent advising him of AT&T's intention to omit the proposal from its proxy materials for its 2015 Annual Meeting.

I. The Proposal

On October 20, 2014, AT&T received the Proposal and a cover letter from the Proponent; a copy of which is attached hereto as *Exhibit A*. The Proposal reads as follow:

> *Resolved: The shareholders request the Board of Directors to exercise their fiduciary responsibility and end all acts of racial and sexual discrimination, except where required by law, in the procurement of products and services for AT&T.*

II. Basis for Exclusion: The Proposal May Be Properly Omitted from AT&T's 2015 Proxy Materials Pursuant to Rules 14a-8(b) and (f) Because the Proponent Failed to Provide the Requisite Proof of Ownership.[1]

The Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's explicit and proper request for that information pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). Specifically, the Proponent's submission failed to include verification from a Depository Trust Company participant of the Proponent's ownership for at least one year as of the date the Proponent submitted the Proposal, and the Proponent did not respond to the Company's proper deficiency notice identifying these defects.

III. Background

The Proponent submitted the Proposal to the Company in a letter dated September 29, 2014, which was sent via the U.S. Postal Service with a postmark of the same date, and received by the Company on October 3, 2014. *See Exhibit A*. The Proponent's submission failed to provide proper verification of the Proponent's ownership of the requisite number of Company shares for at least one year as of September 29, 2014, the date the Proponent submitted the Proposal.[2] In addition, the Company reviewed its stock records, which indicated the Proponent is not a direct registered holder.

On October 6, 2014, which was within 14 days of the date that the Company received the Proposal, the Company sent the Proponent a letter by email to the notifying him of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as *Exhibit B*, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- that, according to the Company's stock records, the Proponent was not a record owner;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted; and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice was delivered to the Proponent on October 6, 2014, as shown by the return receipt. *See Exhibit C.* The Proponent has never responded to the Deficiency Notice. There has been no further correspondence from the Proponent.

---

[1] AT&T believes there are other bases for exclusion of the Proposal, including but not limited to those set forth in its letter to the Staff, dated December 18, 2013, regarding a similar proposal from the same Proponent last year. *See AT&T Inc.* (Feb. 19, 2014). However, because the Proponent has not satisfied the eligibility requirements, only the procedural matters are addressed in this letter. AT&T reserves the right to raise the additional bases for exclusion.

[2] In Staff legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Staff stated that a "proposal's date of submission [is] the date the proposal is postmarked or transmitted electronically."

IV. Analysis

The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may properly exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal."

Staff Legal Bulletin No. 14 ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of two ways that are provided in Rule 14a-8(b)(2).[3]

On numerous occasions, the Staff has concurred in a company's omission of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Andrea Electronics Corporation* (July 16, 2014) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Andrea's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)").[4]

Accordingly, the Proposal is excludable because the Proponent has failed to provide satisfactory evidence of eligibility as required by Rule 14a-8(b): the Proponent has not provided proof of ownership from a DTC participant that he continuously owned the requisite number of Company shares for at least one year prior to the date the Proposal was submitted to the Company, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1).

* * *

Based upon the foregoing analysis, AT&T believes the Proposal may be properly omitted from its 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

---

[3] *See* Section C.1.a, Staff Legal Bulletin No. 14 (July 13, 2001).

[4] *See also Yahoo! Inc.* (Mar. 24, 2011); *Cisco Systems, Inc.* (July 11, 2011); *I.D. Systems, Inc.* (Mar. 30, 2011); *Amazon.com, Inc.* (Mar. 29, 2011); *Alcoa Inc.* (Feb. 18, 2009); *Qwest Communications International, Inc.* (Feb. 28, 2008); *Occidental Petroleum Corp.* (Nov. 21, 2007); *General Motors Corp.* (Apr. 5, 2007); *Yahoo! Inc.* (Mar. 29, 2007); *CSK Auto Corp.* (Jan. 29, 2007); *Motorola, Inc.* (Jan. 10, 2005); *Johnson & Johnson* (Jan. 3, 2005); *Agilent Technologies* (Nov. 19, 2004); *Intel Corp.* (Jan. 29, 2004); *Moody's Corp.* (Mar. 7, 2002).

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,

Enclosures

cc: Thomas Strobhar (via e-mail) *** FISMA & OMB Memorandum M-07-16 ***

Index to Exhibits

Exhibit	**Description**
A	Proposal with cover letter, dated September 29, 2014
B	Deficiency Notice, dated October 6, 2014
C	Return Receipt for Deficiency Notice

EXHIBIT A

Thomas Strobhar

RECEIVED

OCT 8 2014

CORPORATE
SECRETARY'S OFFICE

September 29, 2014

Ms. Ann Meuleman
Senior Vice President & Secretary
AT&T
208 S. Akard Street STE 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

I have owned 109 shares of AT&T for over one year. I intend to own these shares through the time of the next annual meeting. At that meeting, I will present the following resolution.

Resolved: The shareholders request the Board of Directors to exercise their fiduciary responsibility and end all acts of racial and sexual discrimination, except where required by law, in the procurement of products and services for AT&T.

Supporting Statement

"The way to stop discrimination on the basis of race, is to stop discriminating on the basis of race"- John Roberts, Chief Justice of the Supreme Court of the United States

In 1968, at the height of racial tensions in this country, AT&T started the Global Supplier Diversity program. This program gives special treatment to "certified" minority groups and women. It allows them to bid on contracts without competition from non-certified companies, leaving a less than robust bidding process. At one time, it even gave preference to a religious minority, Hasidic Jews who lived in New York only. For reasons unexplained, Jews of any denomination or locale have been dropped. This is one example why this entire program resembles a charitable contribution rather than a legitimate business enterprise.

The thrust of the program continues. It has grown to where almost 13 billion dollars, representing nearly 24% of all procurement for AT&T, goes to certified vendors. Unfortunately, this program excludes, on a racial or sexually discriminatory basis, most vendors in the United States and many others elsewhere. These exclusions corrupt the standard business practice of competitive bidding, perhaps costing AT&T hundreds of millions of dollars. Moreover, this practice helps perpetuate both racial and sexual discrimination. If it is acceptable, even desirable according to management, to discriminate in 24% of the procurement process, why not 54% or 84%?

While almost all people oppose discrimination against a person because of their race or sex, many people also oppose the other extreme: preferential treatment on the basis of race or sex. In some states, people have voted to make it illegal to give preferential treatment like this in areas such as college applications.

Contracts, especially those from a public company such as AT&T, should be given objectively to the vendor most qualified for the job, so as to maximize shareholder returns and ensure we are making the best possible decision for the company and its customers.

The Board of Directors must stop this wasteful and possibly illegal practice. It is time vendors are judged on the price and quality of their bids, not on their gender or color of their skin. Please vote for this resolution.

Sincerely,

Thomas Strobhar

*** FISMA & OMB Memorandum M-07-16 ***

29 SEP 2014 PM 1 L

Ms. Ann Meuleman
Senior Vice President & Secretary
AT&T
208 S. Akard Street STE 3241
Dallas, Texas 75202

75202429510

EXHIBIT B

WILSON, PAUL M (Legal)

From: WILSON, PAUL M (Legal)
Sent: Monday, October 06, 2014 4:00 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: AT&T Shareholder Proposal
Attachments: img-X06024551-0001.pdf

Mr. Strobhar,

Please see attached letter.

Regards,

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

at&t

Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

October 6, 2014

BY E-MAIL *** FISMA & OMB Memorandum M-07-16 ***

Thomas Strobhar

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Strobhar:

We have received your letter, which was submitted on September 29, 2014, containing a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2015 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

You do not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that the required amount of shares were continuously held for at least the one-year period preceding and including September 29, 2014.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. **Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if you or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.**

Sincerely,

Paul M Wilson

Paul M. Wilson
General Attorney

EXHIBIT C

WILSON, PAUL M (Legal)

From: Mail Delivery Subsystem <MAILER-DAEMON@alpi155.enaf.aldc.att.com>
Sent: Monday, October 06, 2014 4:00 PM
To: WILSON, PAUL M (Legal)
Subject: Return receipt
Attachments: ATT00001; AT&T Shareholder Proposal

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